[Sullivan & Cromwell Letterhead]

August 22, 2014

VIA EMAIL, EDGAR & FEDERAL EXPRESS

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valeant Pharmaceuticals International, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed July 23, 2014
File No. 333-196856

Amendment No. 1 to Schedule TO
Filed July 23, 2014
File No. 005-40724

Revised Preliminary Proxy Statement on Form PRER14A
Filed July 23, 2014
File No. 001-14956

Dear Mr. Riedler:

On behalf of Valeant Pharmaceuticals International, Inc. (“Valeant”) and AGMS Inc., set forth below is the response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in your letter dated August 1, 2014 regarding our clients’ Amendment No. 1 to the Registration Statement on Form S-4, filed with the Commission on July 23, 2014 (as amended, the “Registration Statement”), Amendment No. 1 to the Schedule TO, filed with the Commission on July 23, 2014 (as amended, the “Schedule TO”), and the Revised Preliminary Proxy Statement on Schedule 14A, filed with the Commission on July 23, 2014 (as amended, the “Proxy Statement”). For your convenience, this letter is formatted to reproduce your comment in bold text followed by our response.

In addition, Valeant has revised the Registration Statement, Schedule TO and Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter amendments to each of the

Jeffrey Riedler

United States Securities and Exchange Commission

August 22, 2014

foregoing, which reflect these revisions and update certain other information. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement, and all page numbers referenced herein are to the Registration Statement, in each case, as so amended.

What will I receive for my shares of Allergan common stock?, page 1

1.	Refer to comment 5 in our first comment letter. We continue to believe the disclosure, as revised throughout the prospectus, remains unclear as to what shareholders will receive if they tender their Allergan shares without making a specific cash/stock election. Please revise to present this information more clearly.

The disclosure on pages 1, 57, 60 and 69 has been revised in response to the Staff’s comment.

What percentage of Valeant’s common shares will former holders of Allergan stock own after the offer?, page 5

2.	We note your response to prior Comment 10. Please revise your disclosure to specifically identify the maximum possible percentage of Valeant shares that Pershing Square will own upon consummation of the exchange offer.

The disclosure on pages 5, 18 and 55 has been revised in response to the Staff’s comment.

Background of the Offer, page 39

3.	We note your revised disclosure in response to prior Comment 14. Please further revise your disclosure with respect to the February 6, 2014 discussion between Mr. Ackman and Mr. Pearson to indicate the specific steps Pershing Square agreed to take if it determined it was interested in a particular target identified by Valeant.

The disclosure on page 38 has been revised in response to the Staff’s comment.

4.	Please also revise your disclosure to indicate how the terms of the confidentiality agreement were modified to “facilitate the sharing of confidential information” between Valeant and Pershing Square.

The disclosure on page 39 has been revised in response to the Staff’s comment.

5.	We note your response to prior Comment 15 and your statement that the terms and obligations of the confidentiality agreement are neither relevant nor material to the exchange offer. Please provide us with a supplemental copy of your confidentiality agreement.

A copy of the confidentiality agreement was filed by Pershing Square as Exhibit 99.36 to Amendment No. 10 to the Schedule 13D, filed with the Commission on August 6, 2014.

We supplementally advise the Staff that it was determined that the confidentiality agreement was not required to be filed in connection with the exchange offer because its only potentially relevant obligation with respect to Pershing Square was the standstill

Jeffrey Riedler

United States Securities and Exchange Commission

August 22, 2014

obligation included therein. Although it was not expressly removed from that agreement, the entry into the Pershing Square relationship letter on February 25, 2014 essentially superseded the standstill obligation under the confidentiality agreement and rendered the confidentiality agreement irrelevant to the exchange offer. Please note that in Amendment No. 10 to its Schedule 13D, Pershing Square states that “Pershing Square does not believe it is required to file [the confidentiality agreement], but it is doing so to provide greater transparency on its investment in Allergan.”

6.	We note your response to prior Comment 16. Please provide us with a reasonably detailed explanation of how the information provided to Pershing Square with respect to Valeant is “more detailed” than or otherwise different from the disclosure provided in Form S-4.

The information that Valeant provided to Pershing Square and was not included or otherwise incorporated by reference in the Registration Statement was not of a nature that would generally be described in a registration statement of this type or in periodic reports or is no longer current. For example, Valeant provided Pershing Square with operational information, including detailed product and segment sales, profit and loss, as well as budget and other financial information. This information assisted Pershing Square in understanding Valeant’s historical 2013 business performance, 2014 year-to-date business performance and 2014 outlook. This type of information is no different than the information exchanged between parties to a merger agreement, and we respectfully submit that Pershing Square should not be treated differently because it eventually became an Allergan stockholder. The historical information provided to Pershing Square has subsequently been reflected in Valeant’s quarterly results, though the specific operational details would not be appropriate for public reporting due to competitive concerns. In addition, Valeant has indicated that the forecast information provided to Pershing Square was consistent with Valeant’s published guidance at the time, but has since been superseded by Valeant’s current guidance.

7.	We note your revised disclosure in response to prior Comment 18. Please revise your disclosure to identify a range of strike prices for the forward purchase contracts underlying the 3,450,000 shares of Allergan common stock purchase by PS Fund 1.

The disclosure on page 42 has been revised in response to the Staff’s comment.

8.	We note your response to prior Comment 19 and your statements that the identities of shareholders who have expressed support for the merger are not material to Allergan shareholders. We continue to believe that a reasonable investor would consider the identity of shareholders who expressed support for the merger to be material to an investment decision. Please revise your disclosure to identify the specific shareholders you are referring to or remove this reference from the registration statement.

The reference has been removed from the Registration Statement.

Jeffrey Riedler

United States Securities and Exchange Commission

August 22, 2014

Reasons for the Offer, page 52

9.	We note your revised disclosure in response to prior Comment 21. We note that the investor presentation attached to the Form 8-K filed by Allergan on July 21, 2014 announced Allergan’s restructuring plan for the remainder of 2014 which includes annual cost reductions of $475 million, a 13% reduction in workforce, and closure of 3 facilities. Please revise your disclosure to address how your proposed annual cost synergies of $2.7 billion following integration of Allergan are impacted by Allergan’s announced restructuring.

The disclosure on pages 13 and 51 has been revised in response to the Staff’s comment.

10.	Please further revise your disclosure to specify how your experience and industry knowledge will allow you to realize an annual run rate of approximately 80% of the synergies resulting from a combination of Valeant and Allergan within six months of such a combination.

We supplementally advise the Staff that Valeant believes that its experience with both the B&L and the Medicis acquisitions provides the basis for Valeant’s belief that it will realize an annual run rate of approximately 80% of the synergies from a combination of Valeant and Allergan within six months after consummation thereof. For B&L, Valeant has indicated that it realized an annual run rate of approximately 80% of the original synergies of $850 million and an annual run rate of approximately 75% of the increased synergy target of $900 million within less than eight months after closing. Valeant believes that the B&L acquisition represented a more complex integration than would the proposed combination with Allergan and, as a result, it is anticipated that a shorter period of time will be required to achieve the 80% threshold (please see our response below to your Comment #11 for further details on the complexity of the B&L acquisition). For Medicis, which provides an approach that Valeant has taken for the realization of synergies within North American operations, Valeant has indicated that it realized 100% annual run rate synergies within six months after closing.

11.	We note your response to prior Comment 23. Please further revise your disclosure to note that your proposed acquisition of Allergan is substantially larger than your three largest acquisitions to date. Please also provide additional support for your belief that your prior integration of significantly smaller acquisitions translates into an ability to successfully integrate Allergan.

The disclosure on pages 17-18 and 51 has been revised in response to the Staff’s comment. We supplementally advise the Staff that Valeant has indicated that it believes that, in many ways, the B&L integration was more complex than the integration it anticipates for Allergan. Valeant believes that the key elements that drive the complexity of an acquisition include the number of employees, the number of manufacturing plants, breadth of geographic footprint, number of product SKUs, and lack of overlap with existing businesses. In this respect, B&L had more employees, more primary manufacturing plants, a broader geographic footprint and more product SKUs than Allergan has.

Jeffrey Riedler

United States Securities and Exchange Commission

August 22, 2014

Unaudited Pro Forma Condensed Combined Financial Statements, page 86

12.	Refer to your response to comment 35. We continue to believe that the disclosure is necessary due to the provisional nature of the valuation of the assets acquired and liabilities assumed under the proposed combination with Allergan and your disclosure that the terms and conditions of any merger agreement may be different from those reflected in the unaudited pro forma condensed combined financial statements. Also, you disclose that you have not had the cooperation of Allergan’s management or due diligence access to Allergan or its business or management in the preparation of the unaudited pro forma condensed combined financial statements. Please revise your disclosure to present additional pro forma presentations to give effect to the range of possible results as previously requested.

As discussed with the Staff’s Don Abbott on August 13, 2014, under the structure of the exchange offer, the terms and conditions of the offer are fixed and the offer to exchange does not contemplate variations in the offer consideration or otherwise. If Valeant and Allergan were to negotiate different terms and conditions in a merger agreement, then Valeant would need to revise the Registration Statement to reflect those terms and conditions and would make applicable revisions to the unaudited pro forma condensed combined financial statements.

As discussed at the same time, as a result of the limited information available to Valeant at this time, the presentation of additional pro forma presentations is neither practicable nor meaningful, due to the large number of possible scenarios within those presentations. However, the disclosure in Footnote 5 on pages 102-103 has been expanded to include an approximate range of potential variation in the valuation of intangible assets and property, plant and equipment, and the resulting impact on deferred tax liabilities and goodwill.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements 5- Assets to be Acquired and Liabilities to be Assumed in Connection with the Proposed Combination with Allergan, page 100

13.	In your response to prior comment 35 you state that the disclosure in Footnote 5 on pages 101-102 has been expanded to include sensitivity analyses which provide the potential impact to the Unaudited Pro Forma Condensed Combined Statement of Loss resulting from hypothetical changes in the valuation of intangible assets and property, plant and equipment. Please revise your disclosure to clarify that the sensitivity analyses give effect to the range of possible results. Refer to Rule 11-02(b)(8) of Regulation S-X.

As discussed with the Staff’s Don Abbott on August 13, 2014, the disclosure in Footnote 5 on pages 102-103 has been expanded to include an approximate range of potential variation in the valuation of intangible assets and property, plant and equipment, and the resulting impact on deferred tax liabilities and goodwill.

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Jeffrey Riedler

United States Securities and Exchange Commission

August 22, 2014

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly, you can reach me at (310) 712-6630.

Sincerely,

/s/ Alison S. Ressler

cc:	Christina Chalk
Bryan Pitko
Michele Anderson
Daniel Greenspan

Robert R. Chai-Onn
(Valeant Pharmaceuticals International, Inc.)